# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LQR House Inc., CIK 0001843165
CUSIP: 50215C109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6538 Collins Ave., Suite 344, Miami Beach, Florida (FL), 33141
Date of event which requires filing of this statement: 10/16/2023
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001998434

## Reporting persons
- 1173727 BC LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) See Item 4 herein.
- Connor Yuen: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) See Item 4 herein.

## Item 1. Issuer
Name of issuer: LQR House Inc.
Address of issuer's principal executive offices: 6538 Collins Ave. Suite 344, Miami Beach, FL 33141

## Item 2. Person Filing
Name of person filing:
1. 1173727 BC LTD.
2. Connor Yuen

Mr. Yuen has voting and investment control over the securities held by 1173727 BC LTD.
Address of principal business office or, if none, residence:
1. 10511 Palmberg Road, Richmond, BC, Canada V6W 1C5
2. 10511 Palmberg Road, Richmond, BC, Canada V6W 1C5
Citizenship:
1. Canada
2. Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row 9 of the cover page.
Percent of class: See row 11 of the cover page.
Sole power to vote or to direct the vote: See row 5 of the cover page.
Shared power to vote or to direct the vote: See row 6 of the cover page.
Sole power to dispose or to direct the disposition: See row 7 of the cover page.
Shared power to dispose or to direct the disposition:
See row 8 of the cover page.

On October 16, 2023, 1173727 BC Ltd. acquired the shares of common stock of the Issuer previously reported in its Schedule 13G in the Issuer's underwritten registered public offering that closed on that date. All of such shares were subsequently sold by 1173727 BC Ltd. as of October 16, 2023, and as of such date, the reporting persons ceased to beneficially own any shares of the Issuer, and since that date have continuously beneficially held not more than 5% of the Issuer's common stock.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 1173727 BC LTD.: /s/ Connor Yuen, Connor Yuen/Chief Executive Officer (06/06/2025)
- Connor Yuen: /s/ Connor Yuen, Connor Yuen (06/06/2025)